Filed by Rockville Financial, Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: United Financial Bancorp, Inc.

Commission File No.: 333-192930

28 -Jan-2014

Rockville Financial, Inc. (RCKB)

Q4 2013 Earnings Call

Total Pages: 15

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Additional Information for Stockholders

In connection with the proposed merger between Rockville Financial, Inc. (“Rockville”) and United Financial Bancorp, Inc. (“United”), Rockville has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 (File No. 333-192930) that includes a preliminary joint proxy statement of Rockville and United and a preliminary prospectus of Rockville, as well as other relevant documents concerning the proposed transaction. Rockville and United will mail the definitive joint proxy statement/prospectus to their stockholders. STOCKHOLDERS OF ROCKVILLE AND UNITED ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other filings containing information about Rockville and United at the SEC’s website at www.sec.gov. The joint proxy statement/prospectus and the other filings may also be obtained free of charge at Rockville’s website at www.rockvillefinancialinc.com under the section “SEC Filings” or at United’s website at www.bankatunited.com under the tab “About Us” and then “Investor Relations,” and then under the heading “SEC Filings.”

Rockville, United and certain of their respective directors and executive officers, under the SEC’s rules, may be deemed to be participants in the solicitation of proxies of Rockville’s and United’s stockholders in connection with the proposed merger. Information about the directors and executive officers of Rockville and their ownership of Rockville common stock is set forth in the proxy statement for Rockville’s 2013 Annual Meeting of Stockholders, as filed with the SEC on Schedule 14A on April 4, 2013. Information about the directors and executive officers of United and their ownership of United common stock is set forth in the proxy statement for United’s 2013 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 13, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction is contained in the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

MANAGEMENT DISCUSSION SECTION

Operator: Good day, and welcome to the Rockville Financial’s Fourth Quarter 2013 Earnings Conference Call. All participants will be in a listen -only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to Ms. Marliese Shaw, Senior Vice President, Investor Relations. Please go ahead.

Marliese L. Shaw

Thank you, Denise, and good morning, everyone. Welcome to our fourth quarter conference call. Before we begin, we would like to remind you to read our Safe Harbor advisement on forward-looking statements on our earnings announcement. Forward-looking statements by their nature are subject to risks and uncertainties. Certain factors could cause actual results to differ materally from expected results. Our comments today are intended to qualify for the Safe Harbor afforded by that advisement.

And now, I would like to introduce Bill Crawford, our Chief Executive Officer and President.

William H. W. Crawford

Thanks, Marliese. Good morning, and thank you for joining us on today’s call and for your continued interest in our company. Yesterday afternoon, we released fourth quarter and annual 2013 earnings. This morning, I’ll provide some insight into company’s key strategies and my thoughts on pending merger with United Financial Bancorp. And then my team will provide a more detailed overview of the quarter and the respective business lines.

With me this morning is Eric Newell, our CFO; Marino Santarelli, our Chief Operating Officer; Scott Bechtle, our Chief Risk Officer; Mark Kucia, Head of Commercial Banking; and Brandon Lorey, Head of Consumer Lending.

I’m pleased that the company achieved 11% core earnings per share growth in 2013, particularly given the difficult operating environment for banks during the year. As of the year end Rockville’s one year total shareholder return was 14%, our three year shareholder return was 95% and has increased the cash dividend to our shareholders by 54%, since the 2011 conversion. Our asset quality and overall risk management practices remain strong. In fact, Rockville’s asset quality metrics are in the top quartile for all U.S. banks and thrifts.

We had 17% loan growth, 15% deposit growth, record annual residential lending originations, and continued excellent customer service metrics in all lines of businesses, evidences our success in community banking. Although, the mortgage market dynamics in the fourth quarter were challenging, I’m pleased with the progress we’re making towards increasing our capacity to produce quality consumer and mortgage asset generation. While this business has volatility, we are well prepared to manage risk and opportunity in this business throughout the cycle.

We continue to attract and retain many of the very best bankers in New England. This is our ultimate, sustainable, competitive advantage. Recruitment highlights for the year included introduction of a very successful private banking team, an additional highly experienced commercial lender for our West Hartford market, a new team for our recently opened Hamden branch location, and 11 additional commissioned mortgage loan officers and our newly-created position of SVP of Virtual Banking.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

As you can see in 2013, we continued to making investment in revenue producers, technology and branches, yet we held core non-interest expense relatively flat over the last six quarters, by finding cost saves to fund investments in our future. We also better positioned the company for a potential rise in interest rates through the introduction of the loan level hedge program, as well as additional variable-rate loans, and investments placed into our portfolio during the year.

We’re diligently working at executing on our strategic merger of equals with United Financial Bancorp, and we’re making good progress. This merger gives us the opportunity to transform both companies into a highly efficient growth company focused on providing a differentiated customer experience enabling us to take share and provide solid risk adjusted returns to our shareholders. I would like to thank my Rockville Bank teammates and our board of directors for their dedication and commitment in 2013. While we are prepared for a continued difficult operating environment, I am very bullish for our prospects in the years ahead particularly as we join forces with United Financial.

Now, I’d like to turn the call over to Eric Newell, our Chief Financial Officer to provide some further detail on the quarter and year-end results.

Eric R. Newell

Thank you, Bill. And good morning. My comments today will complement the information we provided in the earnings release. The quarter was influenced by non-core items which we provide reconciliation for at the end of the release. Core net income for the quarter of $3.3 million or $0.13 per share was negatively influenced by changes in strategy with our mortgage business during the quarter. I’ll speak more on that line of business in a moment.

First, however, I want to speak to the net interest margin. We reported generally flat net interest income on a linked quarter basis despite growing earning assets 4%. The margin compressed nine basis points in the quarter. In my commentary on our last earnings release call, I mentioned that the compression would moderate from earlier experience in 2013.

The major drivers for this period’s compression are the following in the order of magnitude. First, the yields for new loans we are originating than the current portfolio yield. Furthermore, with the sale of higher yielding loans into the secondary market during our third quarter, yields were negatively impacted in the fourth quarter causing a 17 basis point compression in the residential mortgage portfolio, which represents 22% of earning assets.

Second, the commercial portfolio representing 49% of earning assets experienced a compression of 10 basis points during the quarter driven by the high origination level of Libor based adjustable-rate loans.

Next, we had a one basis point increase in the cost of interest bearing funding, largely driven by promotional pricing made available for new customers and as a retention tool to mitigate disintermediation of deposits out of the bank. The promotional prices that we offer allow for flexibility to step down to lower rates, meaning the company is not locked into expensing promotional rates for fixed terms. And we may continue to offer promotional products when relevant. Finally, while the investment portfolio yield remained flat, it did become slightly more of our earning asset mix.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Looking ahead to the first half of 2014, the trend in our margin will not be reflective of what we’ve reported in 2013. We have communicated our strategy to reduce interest rate risk and become neutral, by emphasizing the origination of variable rate assets. We have been successful in adjusting the balance sheet structures to position us for a rising rate environment. However, we will look to balance current period net interest income and interest rate risk by looking at potential opportunities to maintain or moderately increase the duration of assets and continue to take advantage of anchored short-term rates with our wholesale funding channels.

The investment portfolio which we signaled would grow as a percentage of assets in 2013, will not likely become a bigger portion on the balance sheet in 2014. Given the duration of the low interest rate environment and the increase of interest rates between three and ten years, continued addition of adjustable rate residential originations will not have a significant impact on our yields, because new production is approaching the overall portfolio yield.

Finally we will continue to emphasize and reward our producers for growing low cost funding. The success of which will hopefully reduce any upward bias in the cost of interest bearing deposits to fund our earning asset growth.

Mortgage banking influenced the core results during the quarter, as evidenced in the significant reduction in the gain on sale of loans. With rising interest rates and volatility during the second half of 2013, we found that our local competition is often slow to react to interest rate increases, preventing the company from changing its posted rates as quickly as we wish.

Furthermore, in order for management to understand the decision of hold versus selling new mortgage originations, we developed the return on equity model to report on the level of shareholder value created when holding or selling originations at given interest rates. This model compliments ongoing analysis on breakeven spreads, we wish to see an order to sell new originations into the secondary market.

During the end of the third quarter, new originations fell under model breakeven spread and our ROE model showed it was more advantageous on a return basis to hold current production. As we mentioned in the release, market spreads have improved somewhat over the last couple of weeks. If we continue to see spreads at this level, we anticipate selling a portion of our loans into the secondary market, which will be reflected in our second quarter results.

We have invested in talent and technology on our secondary market desk which continually monitors rates and if markets rally, we have the capability to sell recent production. Importantly, we continue to show market share gains and the ability to produce originations that will improve net interest income over time. We remain cognizant of ensuring mortgage banking is right sized to our balance sheet. At a time when many of our peers are withdrawing from the mortgage business, we continue to invest.

Brandon Lorey will provide more details on how he is shaping the business.

We continue to show disciplined expense management. Our core linked quarter non-interest expense was relatively flat at $15 million and has been reported at this level for the last six consecutive quarters. For the year, core expense increased $4.9 million or 9%. This expense represents continued investment in revenue producing FTEs, success of our producers which drove incentive pay outs and higher commissions, as well as non-revenue generating expenses such as occupancy costs to support our growth in the Connecticut market. While our core operating leverage slipped to 1% in 2013, actions taken in the second quarter and third quarters to reduce staff and close an underperforming branch are examples of actions we undertook to position the company for improved operating leverage in future period.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

I wanted to spend some time updating you on the progress Rockville and United are making with the merger -of- equals we announced on November 15th last year. As you likely know, we’ve filed our S-4 with the Securities and Exchange Commission and filed our first amendment on January 17th. Rockville has filed regulatory applications with the Connecticut Department of Banking, the FDIC and the Federal Reserve Bank.

At this time, we continue to believe that an early second quarter legal close is achievable. Since our announcement, we’ve pulled together nearly 60 individuals from both Rockville and United to work together on several integration teams that assist six senior leaders in the integration management office. These teams are diligently working together in the discovery process and preparing to make recommendations on go forward strategy and decisions for the new United.

Importantly, we are making progress with a recently announced staff selection process that our senior managers will use to build out their teams. I’ve been working very closely with the human resources integration team in order to ensure modeled cost savings are delivered. The Technology Steering Committee has hired a consultant and that team has been actively working with both companies to understand how we currently interact with our technology partners and to also understand strategic ally how management expects the new United to interact with our customers.

The process of selecting a core provider is on schedule and will be an important inflection point for the integration discovery process. We are not prepared to discuss specifics on the technology provider as we continue to be in negotiations with both Rockville and United’s current technology partners. We continue to expect, we can achieve a data conversion in the fourth quarter of 2014.

We recognized $2.1 million of merger expenses in the quarter, which impacted our GAAP net income. Of the expenses recognized the majority are related to professional services used during the due diligence and regulatory application process, as well as consultancy to support integration management teams.

At this time for Brandon Lorey will provide further details on the developments in the mortgage banking business.

Brandon C. Lorey

Thank you, Eric. And good morning, everyone. We communicated to investors last quarter, that we would expect lower origination volume in the fourth quarter, reflecting lower refinance volume and normal fourth quarter seasonality shifts in the purchase market. Production for the quarter reflected those expectations and declined to $60 million from $70 million or 14% from the linked quarter.

Despite this fourth quarter decline, Rockville increased its overall position from a market share perspective in the State of Connecticut moving from 21 in 2012 to 16 in 2013. Furthermore, this decline is not reflective of the stability and production for the year or management’s expectations for production going forward. The company continues to initiate actions to increase production capacity, while maintaining current processing expense introducing further efficiencies and implementing the ability to sell to multiple investors at high margins.

The experience in of our mortgage loan officer team and their relationships with realtors, has allowed the organization to successfully shift to a purchase market model, with purchase volume constituting over 62% of fourth quarter 2013 volume compared to 31% a year ago. The company continues to enhance its production capacity, both in numbers of experienced mortgage loan officers, and in expanding to additional robust markets. As of year-end, the company had increased the number of loan officers to 23 from 17 in the linked quarter, and from 12 at the prior year-end.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Additionally, the company had announced last week, the expansion of its mortgage lending market through the introduction of loan production offices in Fairfield County, Connecticut, and Eastern Massachusetts. Both of these new locations will be led by very experienced, recognized, and accomplished mortgage banking professionals. The opening of these loan production offices will allow the company some diversification from slower to respond competitors in the Hartford market, as well as a greater application base.

At the same time, we’re opportunistically seeking mortgage loan officers to grow the business, we have been diligently working to optimize our current structure to improve efficiencies and turnaround times. The number of underwriters, processors, and closers for this business has decreased to 18 at year-end from 24 at the prior period year-end. Products growing in volume over the last quarter included adjustable rate mortgages and jumbo mortgages, which totaled $26 million or 43% of total originations in the fourth quarter to just over– compared to just over a 11% of ARM and jumbo production in the first quarter.

Given that the company sold $212 million and $139 million of residential mortgages into the secondary market in 2013 and 2012 respectively. We have the capacity to introduce current mortgage production into portfolio and are comfortable with the resulting impact on the company’s interest sensitivity position, particularly given the mix of the current production.

Additionally, it is important for the company to retain a strong on balance sheet residential mortgage position for purposes of collateral for corporate borrowings, as well as the contribution to earning asset growth. While the company reported a net increase in on balance sheet residential mortgages for the first quarter since mid 2012, gains on sales of loans in the secondary market decreased significantly. At times, the gain on sales will be volatile or at a disadvantage to a portfolio based approach, due to market conditions and competitive pricing. As Eric discussed, the company has implemented a return on equity model to determine, when it was more favorable to sale loans than to portfolio production.

And the company retains the ability to sell shelved production when an attractive secondary market returns. Additionally, the company is implementing multiple secondary options, in order to ensure maximum pricing on loan sales, when it is in our best interest to do so. Furthermore the division continues to move towards variable cost structures where possible through expansion of incentive base pay constructs and investigation of mortgage sub servicing. As a result, mortgage banking will continue to be a significant driver to the company’s profits.

Once the company merges with United Financial Bancorp, we expect to keep accelerating our gain on sales and earning asset growth from the mortgage business line. But it will become a smaller segment of the company’s total revenue and core earnings per share, thus removing some of the volatility from the company’s revenue base. Given the thrift background and balance sheets of both institutions, residential mortgage lending is a core business line for the company going forward. And we will continue to improve and refine our operations to maximize shareholder value, throughout different markets, as well as interest rate and secondary market spread cycles.

And now I will turn the call over to Mark Kucia, who will discuss the company’s commercial banking business.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Mark A. Kucia

Thank you, Brandon and good morning everyone. The company reported strong 17% growth in the commercial loan portfolio in 2013, increasing the portfolio by $155 million over the year. The growth for the year was realized almost equally across both the commercial real estate and C&I portfolios. The pipeline continues to be solid, and has been boosted by the introduction and expansion of our private banking team and the expansion of our western region C&I team during the year. We also expanded our cash management team in 2013, adding a Cash Management Officer to our New Haven region. We continue to look for top commercial banking talent to increase our loan production capacity statewide.

We have a track record of year-after-year solid commercial loan growth, and we believe that the current pipeline levels support the continuation of that trend. During 2013, we allowed approximately $25 million in commercial credits for pay off, due to aggressive terms being offered by competing banks.

While the environment remains extremely competitive, the bank will continue to exercise discipline around both credit and pricing. Rockville maintains excellent asset quality, and is top amongst its peer group by nearly every asset quality performance metric. The ratio of non-performing assets to total assets decreased to 0.66% over the year, with net charge-offs being a nominal eight basis points for the year.

The commercial banking team introduced the utilization of loan level hedging in 2013, recognizing $658,000 in fee income during the year under this program. This program will benefit the company from both an interest rate risk perspective going forward, and in providing additional fee income opportunities in an extremely competitive market. We believe, the loan level hedge program will continue to provide favorable results, as the anticipated use of the program expands in 2014.

Thank you. And at this time, Marino will discuss the results of retail deposit and financial advisory initiatives.

Marino J. Santarelli

Thank you, Mark, and good morning, everyone. I’d like to share with you this morning the continued success of our West Hartford Banking Center. After less than a year of operation, as of December 31, 2013, deposits at this location have grown to $104 million and are comprised of strong growth in both retail and commercial deposits.

The balance is down slightly from the prior quarter due to seasonality of commercial deposits. But the trends remain very strong in this new market. The new location was a key contributor to the company’s 15% deposit growth in 2013 . We are also excited about the opening of our Hamden branch location last month.

In addition to retail deposit services, this branch includes representative for investment advisory services, residential mortgage loan originations, and cash management products. We have received positive feedback thus far, and this retail banking presence is supporting the Hamden loan production office, which has been successfully operating since 2011.

The upcoming opening of the company’s second New Haven County branch, the North Haven banking center is scheduled to open in the third quarter of this year further complementing the company’s overall growth strategy that now extends along the I-91 corridor from New Haven to Glastonbury, and Hartford.

I am pleased that investment advisory services are prominently featured at both of these new locations and will enhance this already much expanded business line. After reorganizing the Rockville Financial Services advisory business in late 2012 the company has realized significant revenue increases over the past year. The company has added six very experienced investment advisors from local competitors to assist our customers with their financial planning needs and together they have grown this business into a $1 million annual revenue stream thus far.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

The fee income from this business line increased by 162% in 2013 up from $383,000 for the entire year of 2012. The company will continue to expand in this area as opportunities to recruit experienced advisors arise. We also look forward to replicating this success in new markets after the merger with United.

Thank you for your time this morning and Bill, Eric, Mark, Brandon, Scott and I will be happy to answer any questions you have.

QUESTION AND ANSWER SECTION

Operator: Ladies and gentlemen we will now begin the question and answer session. [Operator Instructions] the first question will come from Mark Fitzgibbon of Sandler O’Neill & Partners. Please go ahead.

Matthew Forgotson

Hi. Good morning. This is actually Matt filling in for Mark. How are you?

William H. W. Crawford

Hey. Matt.

Matthew Forgotson

Can you just a quick question here on the residential paper you’re holding in portfolio. Can you give us a sense of the typical loan term and call it duration, et cetera?

William H. W. Crawford

Sure. Brandon. How about you take that question?

Brandon C. Lorey

Yeah, absolutely. Good morning, Matt. Yes, so we’re actually seeing a nice shift from fixed rate production into ARM, ARM production, so what we’ve been filling on the portfolio has been, we have seen a significant increase particularly in our 5/1 and 7/1 ARM productions.

Matthew Forgotson

Okay. And then, you mentioned that you’re seeing more compelling returns with your hold versus sell approach. Just out of curiosity, what kind of ROEs are you generating on this typical loan that you’re holding in portfolio ?

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

William H. W. Crawford

Matt, I don’t know that we want to put a number out there for you, but we look at it relative to the ROE that we are targeting, and we’re sensitive to that, and we’re really trying to look at both options and see which one makes the most sense. The other thing, I would say though is as Brandon mentioned in his comments we are developing tools to help us become more effective in the sale of mortgage loans. And we’re in process in developing those tools. So once we get them fully implemented, we’ll be in a position to be more effective in selling these loans in a more difficult market, like one we’ve been in.

Matthew Forgotson

Okay. And then, just at a higher level. Could you give us a sense of your asset sensitivity positioning today and how the hold versus sell strategy kind of feeds into that?

William H. W. Crawford

Sure. I’ll let Eric take it, but I think the important thing is to realize the magnitude of the loans we’re putting on, it’s – I think it was $22 million growth. So it’s fairly de minimis relative to our balance sheet, but Eric why don’t you take that one?

Eric R. Newell

Hey, Matt. At this point we’re fairly neutral when it comes to our modeling of interest rate risk on the balance sheet, that’s really driven by activities that we took in 2013, to bring on adjustable rate assets in the commercial portfolio and the investment portfolio. And we also have some tools on the – as a reminder so me tools on the liability side to help extend out the duration of the liability structure, but in future periods, essentially that’s the swap. We’ve also taken advantage of some promotional pricing with customers and tried to have them go out on the curve a little more. But in terms of the hold strategy that you saw [us employ] in the fourth quarter with loans, as Bill just mentioned, it’s fairly de minimis, it has little impact, just because this was primarily five and seven year adjustable rate. The average life of those are a little shorter than the re-price period. And we have the ability to easily find retail as well as wholesale funding to properly fund that and manage our current position at the top of the house.

Matthew Forgotson

Thank you very much.

Operator: And our next question will come from Damon DelMonte of KBW. Please go ahead.

Damon DelMonte

Hey. Good morning, guys. How are you?

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

William H. W. Crawford

Hey, Damon.

Damon DelMonte

Bill, I guess my first question, just in relation to your commercial loan growth outlook, obviously very strong fourth quarter. How do the pipelines look, kind of going the year-end and what should we expect as we head into 2014?

William H. W. Crawford

Thanks, Damon. Yeah. Our commercial loan growth on the Rockville side has been in the mid-teens for a number of years and we anticipate that to continue. First quarter is always a little slower for us. But in terms of being able to on the Rockville side, generate the sort of commercial loan growth, that we have in 2013, 2012, we fully expect that to continue.

Damon DelMonte

Okay. And we can probably expect a little bit more in the way of portfolioing residential mortgages. So in the past, we had a runoff in residential mortgages, so the net growth was you know more in the high single digit range. So can we expect overall kind of double digit loan growth then?

William H. W. Crawford

Yeah. Damon you’re going to see us be able to grow on balance sheet on the residential side. You’re exactly right, that growth rate used to be like negative two percent, as we pretty much actually sold everything. But now we are doing as Brandon mentioned, some of the ARMs, we’re also seeing more jumbo product, which will go on balance sheet. So overall at the top of the house, we expect our loan growth at the top of the house on the Rockville side to be significantly higher than that it has in the past, because we’re getting better traction out of consumer and we really haven’t seen the impact yet of what we’re trying to do on the equity line business, we’ve got some things Brandon’s working on there to accelerate loan growth.

Damon DelMonte

Okay. That’s helpful. Thank you. And then, with regards to the mortgage banking revenue line, is it fair to assume that we’ll see a bit of a bounce back from this quarter – from past quarter’s results?

William H. W. Crawford

How about this, Eric, you want to talk about sort of what our projection is there for Q1 and Q2.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Eric Newell

Yeah. So part of the process in our secondary desk. Given the fact that we weren’t selling much in the first quarter, it takes some time to kind of restart that process so to speak. And so, given what we’ve been seeing for the last couple of weeks with spreads, actually you know spreads have kind of come in the past week, but let’s say spreads that we’ve seen in the month-to-date so to speak kind of continue, I would expect that we would be able to kind of start that process up and a lot of that just comes down to, we have locks that come in, and generally there is a period of 60 days. So a lot of that revenue would actually be realized kind of closer to the end of the first quarter, into the second quarter. So it’s just kind of a long-winded way of saying that, you are probably going to see us bounce on the bottom of gain on sale like what we experienced in the fourth quarter, in the first quarter, and then you’ll see an increase again in the second quarter.

William H. W. Crawford

But Damon, one other thing, I want to share, Brandon sort of talk about pipeline and what we look like there.

Brandon C. Lorey

Yeah. Absolutely. So we and this is partially a result of our mortgage expansion along with just the folks that we’ve been putting on board, with kind of that purchase focus. The pipeline is as strong as I’ve seen it since I’ve been here, which includes some time during the refi market. So we are very happy to see the growth within the pipeline that we’ve experienced, in the first quarter, and then in the purchase market. Its – we are feeling very strong about that.

Damon DelMonte

Okay.

Brandon C. Lorey

And to add to that, really the thing we’re able to do, and I mentioned this in the comments is we are adding these variable rates incentive based loan officers, we are not adding anything to the back office. In fact and over the last year we reduced that total gr up by 25% in total numbers. So I think the combination there is a good story.

Damon DelMonte

Okay. That’s helpful. Thanks and then I guess my question probably it’s for you Eric, on the margin, if you guys are going to be portfolioing more residential mortgages. Should we expect a little bit more compression? And if so to the extent that we saw this quarter or not so much?

Eric R. Newell

In terms of the addition of the adjustable rate mortgages, that the yields that Brandon is putting on are getting ever so much closer to the portfolio yield. So I would expect that, if we were to hold that portion of the portfolio as it relates to earnings assets level, the impact of what Brandon is putting on the balance sheet would have less of an impact in 2014 than what it would have in 2013.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

As well as on the commercial side, it really comes down to what types of loans Mark is putting on the books, if there is LIBOR based funding, again that’s going to put a little more pressure versus some term real estate funding that isn’t swapped, that’s going to have, actually it might even benefit us a little. So I would say that you’re probably going to see a modest compression in the first – definitely in the first and second quarters, we obviously are very mindful of the funding side. When you saw an increase in the cost of our interest bearing liabilities, and we’re going to take every step we can to ensure that we don’t continue to see an upward bias on that. And a lot of that comes down to competitive pricing, to kind of combat some of the disintermediation that we saw out of the bank or into other price sensitive products, just because equity markets were going gangbusters last year or people are being, have more confidence and want to buy homes and boats and cars. So we’ve been dealing with that, but and it also deals with some of the success of our producers to bring in low cost funding, particularly on the commercial side. So, we feel pretty good about the ability to keep that funding measured and flat. And so, I think a lot of it’s going to come from, that modest compression is going to come in from the asset side.

Damon DelMonte

Okay. That’s great. Thank you very much guys.

Operator: [Operator Instructions] Our next question will come from Matthew Breese of Sterne, Agee. Please go ahead.

Matthew Breese

Good morning, everybody.

William H. W. Crawford

Hey Matt.

Matthew Breese

I was hoping you could give us some color on the yields for commercial real estate assets this quarter?

William H. W. Crawford

Sure, Mark Kucia, you want to take that.

Mark Kucia

Sure. We’re quoting, of course in real-time, rates have come up pretty good from this time last year, we’re quoting deals over federal home loan bank advances. Now the full impact of that increase in rate, which was probably I don’t know 70 bps, 80 bps, probably 20 or 30 of that has been eaten up in kind of spread compression, due to competitive forces. So we’re seeing five-year deals probably low 4% plus or minus, and looking at 10 year deals now 5.25% upwards to close to 6%, then of course 7 year would be somewhere in the middle.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Matthew Breese

And what about regular way commercial loans C&I loans?

William H. W. Crawford

C&I, much of that kind of a traditional C&I, the lines et cetera are prime based. So you would see anywhere from prime, prime plus three quarters or 1.5%, and the term there, which of course are typically amortizing very quickly over a three year, five year or seven year period, those are spreads over the federal home loan bank advance rates.

Matthew Breese

Okay. And then, may be talk about overall loan yields for the quarter, what was the average yield this quarter on originated loans?

William H. W. Crawford

Eric would you have that?

Eric R. Newell

On originated loans, I mean — I’m just looking at our disclosure on this. Matt, I would have to probably get back to you on that, I don’t want to quote, misquote and I don’t have that information right in front of me.

Matthew Breese

Bill, may be could you talk about the new Senior Vice President of Virtual Banking and what does this mean over the long-term? And are there any necessary investments that need to be made to your web based platform as a result?

William H. W. Crawford

Yeah, thanks Matt. You know, I think if you look at how customer’s lives are changing via the iPad, iPhone, Android et cetera. You look at the adoption rate of mobile, for example Brian Moynahan at Bank of America talks about, that hire is really, I mean we have basic technology that we get through our current provider and it’s pretty good, but that hire is more about us becoming opportunistic with this and making sure that we over the next three years to five years, we’re able to really develop just best-in-class in terms of the customer experience around an online strategy, mobile strategy, but there is not any massive technology spend we have out there, it’s just more about working with our vendors and how we do our marketing and become more effective because I believe that is going to be a significant growth channel for us. And my view is, if you are not really good at Virtual, you risk becoming irrelevant to your customers. So that’s what we’re doing there.

Rockville Financial, Inc. (RCKB)
Q4 2013 Earnings Call	28-Jan-2014

Matthew Breese

Yeah, I agree. And so no major investments so as to speak of?

William H. W. Crawford

No, there is nothing out there that’s you know a big game changer, we’re always investing in technology, but it’s incremental type of stuff.

Matthew Breese

Okay. And then what’s the good tax rate to use going forward?

William H. W. Crawford

Eric, I’ll let you take that one.

Eric R. Newell

Given the merger – the effective tax rate is going to be pretty distorted. So I would, you know our effective tax rate for 2013, I believe was 27%, 28%. So my bias for 2014 would be much closer to our statutory rate and may be higher than that, so statutory is 35%. But I mean, Matt, there is a lot of stuff that’s going to come down, if we get the approvals and we close the deal, there are a lot of items that are not tax deductible, and it will have the impact of increasing our effective tax rate.

Matthew Breese

Okay. Thank you.

Operator: And ladies and gentlemen, that will conclude our question-and-answer session. I would like to turn the conference back over to Mr. Bill Crawford for his closing remarks.

William H. W. Crawford

Okay. Well, thanks again for your interest in our company. We remain very bullish on our outlook for 2014, we’re very excited about what we are working on with United Financial to become a more efficient company into the future, but as always, if you have questions, feel free to give us a call and hope everybody has a terrific day. Thanks.

Operator: Ladies and gentlemen, the conference has now concluded. We thank you for attending today’s presentation. You may now disconnect your lines.